Exhibit 99.1

Sundial Added to the NYSE-Listed The AdvisorShares Pure Cannabis ETF

CALGARY, Nov. 20 2019 /CNW/ - Sundial Growers Inc. (Nasdaq: SNDL) ("Sundial") is pleased to announce that it has been added to The AdvisorShares Pure Cannabis ETF (Ticker: YOLO), which trades on the New York Stock Exchange.

"Sundial is excited to be included in The AdvisorShares Pure Cannabis ETF and looks forward to the increased exposure to global investors to share the Sundial story," said Jim Keough, Chief Financial Officer of Sundial. "As the first actively managed cannabis ETF, being selected for inclusion in The AdvisorShares Pure Cannabis ETF further validates our business model and go-forward strategy as we seek to be a leader in the global cannabis industry."

The AdvisorShares Pure Cannabis ETF ("YOLO") became the first actively managed ETF with a dedicated cannabis investment mandate domiciled in the United States. YOLO seeks long-term capital appreciation by investing in both domestic and foreign cannabis equity securities. YOLO is designed to fully-invest for pure cannabis exposure under the guidance of a deeply experienced portfolio management team navigating the emerging cannabis marketplace.

For more information about Sundial, visit www.sndlgroup.com and follow us on Twitter @SundialCannabis, Instagram @SundialCannabis, LinkedIn @SundialCannabis and Facebook @SundialCommunity.

About Sundial Growers Inc.

Sundial proudly crafts pioneering cannabis brands to Heal, Help and PlayTM:

  Heal - cannabis products used as prescription medicine
  Help - cannabis products that strive to promote health and wellness through CBD
  Play - cannabis products to enhance social, spiritual and recreational occasions

Sundial has facilities in Canada and the United Kingdom and provides quality and consistent products consumers can trust.

In Canada, we grow 'craft-at-scale' cannabis using purpose-built modular facilities and award-winning genetics. Sundial's flagship production facility is located in Olds, Alberta with a second facility in Rocky View, Alberta. We have commenced construction of our next purpose-built facility in Merritt, British Columbia.

In the United Kingdom, we grow high-quality traceable plants, including hemp, ornamental flowers and edible herbs, in over 1.5 million square feet of state-of-the-art environmentally friendly, indoor facilities. Bridge Farm has three facilities in Spalding with another currently under construction.

We employ nearly 1,000 employees globally, full-time and seasonal, bringing economic benefits to the local communities in which we operate.

Forward-Looking Information Cautionary Statement
This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward looking statements in this release includes, but is not limited to, the potential expansion plans of the Company in Canada . Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

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SOURCE Sundial Growers Inc.

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%CIK: 0001766600

For further information: Media Contact: Sophie Pilon, Corporate Communications Manager, Sundial Growers Inc., O: 1.587.327.2017, C: 1.403.815.7340, E: spilon@sundialgrowers.com; Investor Relations Contact: Jayson Moss, Investor Relations, Sundial Growers Inc., C: 1.604.375.3599, E: jmoss@sundialgrowers.com

CO: Sundial Growers Inc.

CNW 07:00e 20-NOV-19